SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number: 000-30540

GIGAMEDIA LIMITED

122 TunHua North Road, 14th Floor

Taipei, Taiwan (R.O.C.)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  [    x    ]         Form 40-F  [        ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  [        ]        No  [    x    ]

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) :82-             .)

GIGAMEDIA LIMITED is submitting under cover of Form 6-K:

1.	GigaMedia First-Quarter 2007 Financial Results (attached hereto as Exhibit 99.1)

2.	GigaMedia Licenses Hit SEGA Game (attached hereto as Exhibit 99.2)

3.	GigaMedia to Announce First-Quarter 2007 Financial Results on May 22 (attached hereto as Exhibit 99.3)

4.	Prominent Entertainment Industry Executive Joins GigaMedia (attached hereto as Exhibit 99.4)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GigaMedia Limited
(Registrant)

Date: May 25, 2007	By:	/s/ Thomas T. Hui
(Signature)
	Name:	Thomas T. Hui
	Title:	Chief Financial Officer

Exhibit 99.1
FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 3518-1107
brad.miller@gigamedia.com.tw

GigaMedia Q1 Net Profit up 167%

Everest Poker Continues Strong Momentum

Financial Highlights

•	Consolidated revenues up 95 percent year-over-year to $36.1 million.

•	Consolidated operating income grew 164 percent year-over-year to $8.7 million.

•	Consolidated net income climbed 167 percent year-over-year to $8.5 million. GAAP basic and fully-diluted earnings per share were $0.16 and $0.14, respectively.

•

Non-GAAP consolidated net income, which excludes non-cash share-based compensation expenses, increased 172 percent year-over-year to $8.7 million. Non-GAAP basic and fully-diluted earnings per share were $0.17 and $0.15, respectively. [1]

•	Cash, cash equivalents and marketable securities-current of $48.0 million.

Operational Highlights

•	Continued strong organic growth of Everest Poker; revenue up 47 percent Q-on-Q; active depositing real-money customers up 53 percent.

•	Initial marketing launch of highly anticipated online game Hellgate: London.

•	Acquisition of control stake of T2CN – China’s leading online sports game operator – strengthens Asian online games business.

[1]

Non-GAAP net income and non-GAAP basic and fully-diluted earnings per share are provided as supplements to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). See “Use of Non-GAAP Measures” for more details.

TAIPEI, Taiwan, May 22, 2007 – GigaMedia Limited (“GigaMedia” or the “Company”) (NASDAQ: GIGM) announced today strong first-quarter results with consolidated net income climbing 167 percent to $8.5 million, or $0.16 per basic share and $0.14 per fully-diluted share, from the same period of 2006.

First-quarter consolidated revenues jumped 95 percent to $36.1 million, and operating income increased 164 percent to $8.7 million, both in comparison to the same period of last year, driven by continued record revenues from our poker software business in Continental Europe.

“GigaMedia continued to execute well in the first quarter – led again by our Everest Poker software which grew both revenue and player numbers by about 50% over Q4,” stated GigaMedia CEO Arthur Wang. “And in Asia, we have expanded our online entertainment platform to reach over 65 million registered users, with over 8 million active users per month.”

“We are especially excited about our upcoming launch this summer of new games and products in Asia, including our suite of real-money Japanese games,” explained CEO Arthur Wang. “We are building an online entertainment platform that will span Asia and offer a top game and other entertainment experience to our players.”

Consolidated Financial Results

GIGAMEDIA 1Q07 CONSOLIDATED FINANCIAL RESULTS

(unaudited, in US$ thousands)	1Q07	1Q06	Change (%)	1Q07	4Q06	Change (%)
Revenues (A)	36,086	18,538	95	36,086	30,069	20

Gross Profit	28,753	13,207	118	28,753	23,537	22

Operating Income	8,665	3,282	164	8,665	8,032	8

GAAP Net Income	8,459	3,166	167	8,459	9,875	-14

GAAP Net Income Per Share, Diluted	0.14	0.05	181	0.14	0.17	-15

Non-GAAP Net Income (B)	8,749	3,213	172	8,749	10,044	-13

Non-GAAP Net Income Per Share, Diluted (B)	0.15	0.05	186	0.15	0.17	-13

EBITDA (C)	10,193	4,803	112	10,193	11,770	-13

Cash, Cash Equivalents and Marketable Securities-Current	47,984	42,250	14	47,984	36,187	33

(A)

Revenue figures differ from those contained in previously released financial results due to reclassifications of certain costs in our Asian online games business. (See, “About the Numbers in This Release – Quarterly figures.”)

(B)	Non-GAAP net income and non-GAAP net income per share exclude non-cash share-based compensation expenses. (See, “Use of Non-GAAP Measures” for more details.)
(C)

EBITDA (earnings before interest, taxes, depreciation, and amortization) is provided as a supplement to results provided in accordance with U.S. generally accepted accounting principles (“GAAP”). (See, “Use of Non-GAAP Measures” for more details.)

Consolidated revenues for the first quarter increased 95 percent to $36.1 million from $18.5 million in the same period in 2006, and grew 20 percent from $30.1 million for the fourth quarter of 2006. Strong organic growth in our gaming software business and increased contributions from our Asian online games business were the key factors driving the year-over-year improvement. The sequential quarterly improvement was largely due to continued strong momentum in our poker software business.

Consolidated gross profit for the first quarter increased 118 percent to $28.8 million from $13.2 million in 2006 and increased 22 percent quarter-over-quarter from $23.5 million, mainly due to the significant increase in revenues in our gaming software business. Consolidated gross profit margins grew to 79.7 percent in the first quarter from 71.2 percent in 2006 and 78.3 percent in the fourth quarter.

Consolidated operating income for the first quarter grew 164 percent year-over-year to $8.7 million from $3.3 million in 2006 and increased 8 percent quarter-over-quarter from $8.0 million.

Driving the year-over-year increase in consolidated operating income were sharply increased revenues in our gaming software business and increased top-line contributions from our Asian online game business, combined with a significant increase in our consolidated operating margin to 24.0 percent from 17.7 percent a year ago. The year-over-year consolidated operating margin increase was largely due to strong growth in our poker software business and consequent operating margin expansion in the gaming software business.

Driving the quarter-over-quarter increase in consolidated operating income was strong revenue growth in our gaming software business, which more than offset the 2.7 percentage point decline in our consolidated operating margin from the fourth quarter. The quarter-over-quarter decrease in our consolidated operating margin was due to decreases in the operating margins of our Asian online games business and our broadband ISP business and an increase in non-cash share-based compensation expense, which more than offset an increase in the operating margin of our gaming software business in the first quarter.

Consolidated net income for the quarter increased 167 percent to $8.5 million from $3.2 million in 2006, and declined by 14 percent from the previous quarter. The year-over-year increase was primarily due to the aforementioned factors driving growth in consolidated operating income. The quarter-over-quarter variation was largely due to the impact of a one-time after-tax gain on the sale of marketable securities of approximately $1.9 million recorded during the fourth quarter.

GigaMedia also reports non-GAAP financial measures, including non-GAAP consolidated operating income, non-GAAP consolidated net income, non-GAAP basic and fully-diluted earnings per share, and consolidated EBITDA. The non-GAAP measures are described below and reconciliations to the corresponding GAAP measures are included at the end of this release. (See, “Use of Non-GAAP Measures” for more details.)

Non-GAAP consolidated operating income, non-GAAP consolidated net income, and non-GAAP basic and fully-diluted earnings per share all exclude non-cash share-based compensation charges. First-quarter non-cash share-based compensation charges were $291 thousand, up from $169 thousand in the fourth quarter.

Non-GAAP consolidated operating income was $9.0 million in the first quarter of 2007, up 169 percent year-over-year and 9 percent quarter-over-quarter. Non-GAAP consolidated net income in the first quarter was $8.7 million, representing an increase of 172 percent over the same period last year and a 13 percent decrease from the fourth quarter of 2006. Non-GAAP basic earnings per share were $0.17, a 164 percent increase from 2006 and a decrease of 14 percent quarter-over-quarter. Non-GAAP fully-diluted earnings per share were $0.15, a 186 percent increase from the same period last year and a decrease of 13 percent from the fourth quarter.

Consolidated EBITDA for the first quarter of 2007 was $10.2 million, up 112 percent from the corresponding period in 2006 and down 13 percent from the fourth quarter of 2006, which benefited from the non-operating after-tax gain on sales of marketable securities of approximately $1.9 million recorded during the period. Operating cash flow for the first quarter of 2007 was $11.0 million. Capital expenditure totaled $1.2 million for the first quarter of 2007, of which 69 percent was related to software capitalization.

GigaMedia continued to maintain a solid balance sheet. At the end of the first quarter of 2007, cash, cash equivalents and marketable securities-current totaled $48.0 million, up from $36.2 million at the end of the fourth quarter of 2006. During the quarter, we made cash payments totaling approximately $9.4 million related to our strategic investment in T2CN. Such payments were financed by bank borrowings of approximately $8.3 million and operating cash flow during the period. Total loans amounted to $21.1 million at the end of the first quarter of 2007.

Business Unit Results

GigaMedia Limited conducts its online entertainment business in two business segments. The poker and casino gaming software segment develops and licenses online gaming software solutions and application services, primarily targeting emerging Continental European markets. The Asian online games segment operates a suite of online games, mainly targeting gamers in Greater China. A third segment, other businesses, consists of our legacy ISP operations in Taiwan.

Gaming Software Business

(unaudited, in US$ thousands)	1Q07	1Q06	Change (%)	1Q07	4Q06	Change (%)
Revenues	26,271	8,816	198	26,271	19,803	33

Gross Profit	22,675	7,565	200	22,675	16,978	34

Operating Income	8,699	2,495	249	8,699	6,006	45

Net Income Before Minority Interests	8,422	2,513	235	8,422	5,896	43

Net Income	8,292	2,400	246	8,292	5,889	41

EBITDA	9,093	2,774	228	9,093	6,536	39

The gaming software business delivered record results in the first quarter, led by our poker software business. Net income more than tripled year-over-year as strong momentum continued.

First-quarter revenues in the gaming software business increased 198 percent year-over-year to $26.3 million from $8.8 million and by 33 percent quarter-over-quarter from $19.8 million.

Excluding revenues consolidated due to the requirements of FIN 46(R) (see, “About the Numbers in This Release” for FIN 46(R) details), GigaMedia’s revenues from the entertainment software business were $12.1 million during the first quarter of 2007. This represented an increase of 164 percent from $4.6 million in 2006 and a 27 percent increase from the fourth quarter of 2006, which totaled $9.5 million.

Driving this performance was record revenue growth in our poker software business as a result of strong growth in new player sign-ups on Everest Poker. Our casino software business also delivered strong growth and benefited significantly from cross-selling by our licensee of our casino offerings to players on Everest Poker.

Our poker software business remained the major force behind the Company’s online gaming software business in the first quarter. Revenues in our poker software vertical were $19.1 million, up 428 percent from the same year-ago period and up 47 percent from the previous quarter. Poker software represented 73 percent of the business unit’s total first-quarter 2007 revenues. Approximately 138,000 active depositing real-money customers played on our poker platform during the first quarter, up 53 percent from the previous quarter. During the quarter, approximately 68,000 new depositing real-money poker players were added.

Key factors driving poker revenue growth were strong online and offline marketing initiatives by our licensee and its affiliates promoting Everest Poker and driving new player sign-ups on Everest Poker. Highlights included television advertising, weekly $100,000 Everest Poker tournaments, continuation of a $1 million tournament called Avalanche, and satellite events for high-profile international poker tours, including the World Poker Tour. During the first quarter we also launched three new languages, as well as numerous new player-facing features, including new and enhanced poker table graphics. In addition, ongoing system and product upgrades continued to improve online security, customer service and the overall gaming experience for our customers during the period.

Our casino software business also continued to deliver strong profitability in the first quarter. Revenues in our casino gaming software vertical were $7.2 million during the period. This represented a 39 percent increase from the same quarter in 2006 and an increase of 5 percent from the fourth quarter. The launch of new blackjack and slot-based games and growth in cross-vertical players coming from Everest Poker were key factors driving the year-over-year and quarter-over-quarter increases in revenues.

Gross profit grew 200 percent to $22.7 million from $7.6 million in 2006 and by 34 percent sequentially from $17.0 million. Gross profit margin grew to 86.3 percent from 85.8 percent in 2006 and from 85.7 percent in the preceding quarter as revenues grew faster than related costs.

Operating income grew 249 percent to $8.7 million from $2.5 million in 2006 and by 45 percent quarter-over-quarter from $6.0 million. Operating margin grew to 33.1 percent from 30.3 percent in the previous quarter as revenue growth outpaced increases in selling and marketing expenses.

Net income rose 246 percent to $8.3 million from $2.4 million in 2006 and by 41 percent sequentially from $5.9 million in the fourth quarter. EBITDA increased 228 percent year-over-year and grew 39 percent from the fourth quarter of 2006 to $9.1 million from $6.5 million. Capital expenditure totaled approximately $602 thousand for the first quarter.

Asian Online Games Business

(unaudited, in US$ thousands)	1Q07	1Q06	Change (%)	1Q07	4Q06	Change (%)
Revenues	5,471	4,611	19	5,471	5,252	4

Gross Profit	4,258	3,717	15	4,258	4,132	3

Operating Income	818	1,195	-32	818	1,842	-56

Net Income Before Minority Interests	889	NA	NA	889	NA	NA

Net Income	1,037	1,220	-15	1,037	1,815	-43

EBITDA	1,488	1,646	-10	1,488	2,286	-35

The Asian online games business delivered solid revenue growth in the first quarter despite the negative seasonality impact of the Chinese New Year holiday and the short month of February during the period.

Increased expenses in the first quarter, primarily related to the initial marketing launch of Hellgate: London, resulted in a lower operating margin and net income in the period. An increase in marketing, system improvements and game development in FunTown also impacted our operating margin and net income during the quarter.

Hellgate: London is expected to make significant contributions when commercially launched in late 2007.

During the first quarter, we purchased a 39.9 percent equity interest in T2CN – China’s leading online sports game operator – which when combined with our previous purchase of convertible preferred shares (on an as converted basis) is expected to provide us with a control position of approximately 50 percent ownership. This strategic investment is consistent with our plan to expand the Asian online games business and build a dominant online entertainment platform in Asia.

First-quarter revenues in the Asian online games business increased by 19 percent year-over-year to $5.5 million from $4.6 million and by 4 percent quarter-over-quarter from $5.3 million. Key factors driving the year-over-year improvement were growing contributions from the advanced casual game Tales Runner and from increased in-game virtual item sales. The sequential quarterly improvement was largely due to strong performance of Tales Runner. During the quarter, we also continued to invest in a mass media marketing campaign with television commercials, taking advantage of the Chinese New Year holiday period to market the FunTown brand and our game offerings.

Average monthly active paying accounts were approximately 108,000 during the first quarter, up 2 percent from the fourth quarter, and average monthly revenue per active playing account was approximately $17 during the period, up 2 percent quarter-over-quarter.

Gross profit grew 15 percent to $4.3 million from $3.7 million in 2006 and by 3 percent sequentially from $4.1 million. Gross profit margin declined to 77.8 percent from 80.6 percent in 2006 and from 78.7 percent in the preceding quarter, reflecting an increase in revenue contributions from licensed games.

Operating income decreased 32 percent to $818 thousand from $1.2 million in 2006 and by 56 percent quarter-over-quarter from $1.8 million. Operating margin decreased to 15.0 percent from 35.1 percent in the previous quarter, primarily due to a significant increase in selling and marketing expenses related to a major game show promotion of Hellgate: London in Taiwan and television advertising for our online casual games on the FunTown platform. A sequential quarterly increase in general and administrative expenses resulting from expenses related to integration with T2CN also negatively impacted our operating margin. Selling and marketing expenses during the first quarter related to Hellgate: London amounted to approximately $480 thousand.

Net income decreased 15 percent to $1.0 million from $1.2 million in 2006 and by 43 percent sequentially from $1.8 million in the fourth quarter due to the aforementioned factors.

Net income included for the first time initial small contributions from T2CN. Following our acquisition of a 39.9 percent interest in T2CN in mid-February, we adopted equity accounting for our investment and recorded results from T2CN for the period as investment income in our first-quarter results.

First-quarter revenues and net income for T2CN were $3.5 million and $361 thousand, respectively. We recorded related equity investment income of approximately $58 thousand, which represents our interest in T2CN’s net income from mid-February through the end of March.

EBITDA decreased 10 percent year-over-year and declined by 35 percent from the fourth quarter of 2006 to $1.5 million from $2.3 million. Capital expenditure totaled approximately $454 thousand for the first quarter, and amortization expenses related to intangible assets recorded as a result of the acquisition of FunTown amounted to $316 thousand for the period.

Other Businesses – Broadband ISP Business

(unaudited, in US$ thousands)	1Q07	1Q06	Change (%)	1Q07	4Q06	Change (%)
Revenues	4,353	5,111	-15	4,353	5,022	-13

Gross Profit	1,820	1,925	-5	1,820	2,427	-25

Operating Income	656	550	19	656	1,316	-50

Net Income	570	519	10	570	3,221	-82

EBITDA	1,122	1,325	-15	1,122	4,073	-72

In line with expectations, revenues in our legacy broadband ISP business declined in the first quarter due to scheduled decreases in payments we receive for bandwidth, consulting and support services related to the sale of our ADSL business in 2006. A decrease in the number of our cable modem subscribers further contributed to this decline.

In the first quarter of 2007, revenues in the corporate broadband ISP business were $1.8 million, representing 41 percent of total revenues in the Company’s broadband ISP business. Revenues during the period increased 13 percent year-over-year primarily due to an increase in the number of corporate lines serviced and an increase in revenue per customer. Quarter-over-quarter, revenues decreased 2 percent, due to a slight decrease in revenue per customer.

First-quarter revenues in the consumer broadband ISP business were $2.6 million, a 27 percent decrease compared to the same period last year and a 20 percent decrease quarter-over-quarter. The variations were primarily due to the sale of the ADSL business in May 2006 and the decrease in fees derived from bandwidth, consulting and support services in the first quarter of 2007 related to such sale.

Operating income increased 19 percent year-over-year and decreased 50 percent quarter-over-quarter. The year-over-year increase was primarily due to lowered operating costs and improved efficiencies following the disposal of the ADSL business. The sequential quarterly decrease was a result of the aforementioned decrease in payments received during the quarter for bandwidth, consulting and support services provided by us following the sale of the ADSL business.

Net income in the first quarter of 2007 increased 10 percent year-over-year and decreased 82 percent compared to $3.2 million for the fourth quarter. The year-over-year increase was primarily due to the aforementioned factor impacting operating income. The quarter-over-quarter variation was largely attributable to a disposal gain on marketable securities recorded in the fourth quarter.

Business Outlook

The following forward-looking statements reflect GigaMedia’s expectations as of May 22, 2007. Given potential changes in economic conditions and consumer spending, the evolving nature of online entertainment software, online games and broadband ISP services, and various other risk factors, including those discussed in the Company’s 2005 Annual Report or 20-F filing with the U.S. Securities and Exchange Commission referenced below, actual results may differ materially.

Gaming software business. In the second quarter of 2007, we expect continued revenue growth and momentum in our gaming software business, partially offset by a traditional downturn in online gaming during the summer season and increased competition in our markets. We expect second-quarter revenue growth on a percentage basis to be lower than the percentage growth achieved in the first quarter.

Asian online games business. We expect ongoing investments in our Asian online games business to drive revenue growth in the second quarter, partially offset by a traditional downturn in online game play during the school exam season. Consolidation of the China casual games portal T2CN is expected to result in growing contributions from the Asian online games business going forward.

Broadband ISP business. We expect revenues in our legacy broadband ISP business to continue to decline moderately in the second quarter in line with plans.

Use of Non-GAAP Measures

To supplement GigaMedia’s consolidated financial statements presented in accordance with GAAP, we use the following measures defined as non-GAAP by the SEC: EBITDA, and US GAAP operating income, net income and basic and fully-diluted earnings per share data adjusted to exclude the impact of share-based compensation. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

We believe these non-GAAP financial measures provide meaningful supplemental information regarding our performance by excluding certain expenses that may not be indicative of our operating performance.

Effective January 1, 2006, GigaMedia adopted Statement of Financial Accounting Standards No. 123(R) (“SFAS 123(R)”) regarding the expensing of share-based compensation. We believe that the presentation of non-GAAP operating income, net income, and basic and fully-diluted earnings per share enables more meaningful comparisons of performances across periods to be made by excluding the effect of SFAS 123(R), and that EBITDA is a measure of performance used by some investors, equity analysts and others to make informed investment decisions. We believe that both management and investors benefit from referring to these non-GAAP financial measures in assessing our performance and when planning and forecasting future periods. We believe these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP operating income excluding share-based compensation expenses, net income excluding share-based compensation expenses, and basic and fully-diluted earnings per share excluding share-based compensation expenses is that these non-GAAP measures exclude share-based compensation expenses that have been and will continue to be for the foreseeable future a recurring expense in our business. A limitation of using EBITDA is that it does not include all items that impact our net income for the period. In addition, EBITDA as defined by GigaMedia may not be comparable to similarly titled measures reported by other companies. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. Reconciliations of the adjusted income statement data to GigaMedia’s US GAAP income statement data are provided on the attached unaudited financial statements.

In this first-quarter 2007 results press release, EBITDA is defined as earnings before interest, taxes, depreciation, and amortization. In the Company’s earnings releases prior to the second quarter of 2006, EBITDA also excluded income from discontinued operations and minority interests. Therefore, EBITDA figures presented in this release may be different from those presented in previous earnings releases.

About the Numbers in This Release

Quarterly figures

All quarterly figures referred to in the text, tables and attachments to this release are unaudited. The financial statements from which the financial results reported in this press release are derived have been prepared in accordance with U.S. GAAP, and are presented in U.S. dollars.

Beginning in the fourth quarter of 2006, we have reclassified certain processing costs in our Asian online games business such that revenues that are generated through electronic payment channels are presented on a gross basis, as opposed to a net of processing costs basis applied in our previous quarterly results in 2006. We have recast all financial results of our Asian online games business and our consolidated financials presented herein to reflect this reclassification. The reclassification has had no impact on the operating income or net income of our Asian online games business and our consolidated financials.

Segmental results

GigaMedia’s segmental financial results are based on the Company’s method of internal reporting and are not necessarily in conformity with accounting principles generally accepted in the U.S. Consolidated quarterly and/or annual financial results of the Company may differ from totals of the Company’s segmental financial results for the same period due to (1) the impact of certain of the Company’s headquarters costs and expenses, which are not reflected in the business segment results, (2) the impact of certain non-operating subsidiaries of GigaMedia on the Company’s consolidated financial results, and (3) certain inter-company eliminations.

FIN 46(R)

During the fourth quarter of 2004, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 46, Consolidation of Variable Interest Entities – an Interpretation of Accounting Research Bulletin No. 51 (“FIN 46”), as revised by the subsequent amendment, FIN 46(R). The provisions of FIN 46(R) require consolidation by the primary beneficiary of variable interest entities, as that term is defined in FIN 46(R). The Company conducted a review of existing contracts for our variable interest parties and determined that it was a primary beneficiary of UIM, a licensee of GigaMedia’s entertainment software developer CESL. All results referred to in this press release, unless otherwise indicated, reflect the Company’s adoption of FIN 46(R).

Conference Call and Webcast

GigaMedia will hold a conference call at 8:00 p.m. Taipei/Hong Kong Time on May 22, 2007, which is 8:00 a.m. Eastern Daylight Time on May 22, 2007 in the United States, to discuss the Company’s first-quarter performance. Individual investors can listen to a webcast of the call at http://www.gigamedia.com.tw, through CCBN’s individual investor center at www.fulldisclosure.com, or by visiting any of the investor sites in CCBN’s Individual Investor Network. Institutional investors can access the call via CCBN’s password-protected event management site, StreetEvents (www.streetevents.com). The webcast will be available for replay.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online games businesses including FunTown, a leading Asian casual games portal in Taiwan and the world’s largest online MahJong game site in terms of revenue, and T2CN, a leading online casual sports game operator in China. GigaMedia also operates a broadband ISP providing Internet access services to consumers and corporate subscribers in Taiwan. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2006.

# # #

(Tables to follow)

GIGAMEDIA LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
	3/31/2007	12/31/2006	3/31/2006
	unaudited	unaudited	unaudited
	USD	USD	USD
Operating revenues
Software licensing & online entertainment revenues	26,271,492	19,802,743	8,815,944
Online game revenues	5,470,542	5,252,477	4,610,810
Internet access and service revenues	4,339,044	5,007,468	5,101,419
Other revenues	4,541	6,446	9,543

Total operating revenues	36,085,619	30,069,134	18,537,716
Operating Costs
Cost of software licensing & online entertainment revenues	3,596,457	2,824,318	1,251,354
Cost of online game revenues	1,203,259	1,112,495	893,680
Cost of Internet access and service revenues (includes share-based compensation expenses under SFAS 123(R) of $912, $4,661, and $5,021, respectively)	2,471,396	2,425,974	3,108,096
Cost of other revenues	61,409	169,212	78,008

Total operating costs	7,332,521	6,531,999	5,331,138
Gross Profit	28,753,098	23,537,135	13,206,578
Operating Expenses
Product development & engineering expenses (includes share-based compensation expenses under SFAS 123(R) of $27,631, $92,644, and $11,525, respectively)	1,821,371	1,526,907	1,291,609
Selling and marketing expenses (includes share-based compensation expenses under SFAS 123(R) of $14,093, $15,847, and $17,047, respectively)	13,567,410	10,720,740	5,581,059
General and administrative expenses (includes share-based compensation expenses under SFAS 123(R) of $248,128, $55,380, and $13,702, respectively)	4,370,979	3,085,338	2,829,747
Bad debt expenses	328,011	171,940	222,084

Total operating expenses	20,087,771	15,504,925	9,924,499

Income from operations	8,665,327	8,032,210	3,282,079

Non-operating income (expense)
Interest income	195,571	162,222	240,122
Foreign exchange gain (loss)—net	(63,253)	(25,184)	(20,997)
Gain on sales of marketable securities	7,076	2,100,078	38,532
Gain (loss) on disposal of property, plant & eqpmt.	(2,754)	(15,395)	(2)
Interest expense	(107,756)	(78,260)	(191,458)
Equity investment income	57,720	0	0
Other non-operating income	757	90,092	67,215

Non-operating income	87,361	2,233,553	133,412
Income tax expense	312,392	383,504	136,706
Minority interest income (loss)	(18,206)	6,950	113,263

Income from continuing operations	8,458,502	9,875,309	3,165,522
Income from discontinued operations (including gain on disposal)	0	0	0

Net income	8,458,502	9,875,309	3,165,522

Earnings per share
Basic:
Income from continuing operations	0.16	0.19	0.06
Income from discontinued operations	0.00	0.00	0.00

	0.16	0.19	0.06

Fully-diluted:
Income from continuing operations	0.14	0.17	0.05
Income from discontinued operations	0.00	0.00	0.00

	0.14	0.17	0.05

Weighted average shares outstanding
Basic	51,993,474	51,446,715	50,459,510

Fully-diluted	59,574,298	59,193,335	62,591,705

GIGAMEDIA LIMITED

CONSOLIDATED BALANCE SHEETS

	3/31/2007	12/31/2006	3/31/2006
	unaudited	unaudited	unaudited
	USD	USD	USD
Assets
Current assets
Cash and cash equivalents	32,993,125	22,371,582	23,296,281
Marketable securities—current	14,990,571	13,815,661	18,953,414
Notes and accounts receivable—net	17,874,726	15,076,394	10,822,438
Inventories—net	148,432	122,807	48,628
Prepaid expenses	4,367,421	3,196,093	931,127
Restricted cash	2,928,875	2,697,071	2,500,000
Other current assets	4,828,522	6,896,276	3,022,625

Total current assets	78,131,672	64,175,884	59,574,513

Marketable securities—noncurrent	44,322,008	25,000,000	0
Property, plant & equipment—net	9,572,431	10,097,958	11,092,632
Goodwill	55,423,333	55,816,835	50,981,750
Intangible assets—net	22,880,168	23,067,184	23,087,880
Other assets	4,582,569	4,460,672	1,092,663

Total assets	214,912,181	182,618,533	145,829,438

Liabilities & shareholders' equity
Short-term loans	21,148,515	12,852,761	1,694,393
Notes and accounts payable	1,447,736	1,751,048	1,949,948
Accrued compensation	2,284,621	3,458,384	1,221,118
Accrued expenses	6,684,426	4,786,269	3,381,770
Other current liabilities	34,612,956	22,358,794	14,547,497

Total current liabilities	66,178,254	45,207,256	22,794,726
Convertible notes	0	0	15,911,985
Other liabilities	1,650,667	1,790,374	2,003,440

Total liabilities	67,828,921	46,997,630	40,710,151
Minority interests	1,317,102	1,534,408	577,200
Shareholders' equity	145,766,158	134,086,495	104,542,087

Total liabilities & shareholders' equity	214,912,181	182,618,533	145,829,438

GIGAMEDIA LIMITED

Reconciliations of Non-GAAP Results of Operations

	Three months ended
	3/31/2007	12/31/2006	3/31/2006
	unaudited	unaudited	unaudited
	USD	USD	USD
Income from operations
GAAP result	8,665,327	8,032,210	3,282,079
Adjustment: share-based compensation	290,764	168,532	47,295

Non-GAAP result	8,956,091	8,200,742	3,329,374

Net income
GAAP result	8,458,502	9,875,309	3,165,522
Adjustment: share-based compensation	290,764	168,532	47,295

Non-GAAP result	8,749,266	10,043,841	3,212,817

Basic earnings per share
GAAP result	0.16	0.19	0.06
Adjustment: share-based compensation	0.01	0.01	0.00

Non-GAAP result	0.17	0.20	0.06

Fully-diluted earnings per share
GAAP result	0.14	0.17	0.05
Adjustment: share-based compensation	0.01	0.00	0.00

Non-GAAP result	0.15	0.17	0.05

Reconciliation of Net Income to EBITDA

Net Income	8,458,502	9,875,309	3,165,522
Depreciation	721,692	826,445	872,000
Amortization	788,042	768,621	677,098
Interest (income) expense	(87,814)	(83,962)	(48,664)
Tax	312,392	383,504	136,706

EBITDA	10,192,814	11,769,917	4,802,662

Exhibit 99.2
FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 3518-1107
brad.miller@gigamedia.com.tw

GigaMedia Licenses Hit SEGA Game

Latest sequel to No.1 RPG series Phantasy Star

to be available on PC

TAIPEI, Taiwan, May 15, 2007 – GigaMedia Limited (NASDAQ: GIGM) announced today an exclusive agreement with the SEGA Corporation (hereinafter called “SEGA”), to offer and operate the online action role-playing game Phantasy Star Universe in Taiwan and Hong Kong.

Phantasy Star Universe is the long-awaited sequel to SEGA’s critically-acclaimed role-playing game series Phantasy Star Online, which has delighted game fans for years. Since the game was announced, Phantasy Star Universe has received multiple industry awards, including awards at E3, the premiere game industry conference. Within one week of its initial launch in Japan in August 2006, Phantasy Star Universe was Japan’s number-one selling title.

“Phantasy Star Universe is the new chapter of a series that has shaped videogame history,” stated GigaMedia CEO Arthur Wang. “SEGA is one of the strongest publishers in online entertainment. We are excited and proud to join with them on a game with such a successful history and enthusiastic player base.”

Phantasy Star Universe is expected to launch in late 2007.

Phantasy Star Universe deftly combines the customizability of role-playing games with massive real-time action elements. Players customize their size and appearance, vehicles, weapons and helper robots to create their own unique characters, and can join forces and exchange game items with other players to complete quests and battles, and build their characters into powerful warriors.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online casual games businesses including FunTown, a leading Asian casual games portal in Taiwan and the world’s largest online MahJong game site in terms of revenue, and T2CN, a leading online casual sports game operator in China. GigaMedia also operates a broadband ISP providing Internet access services to consumers and corporate subscribers in Taiwan. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

About SEGA Corporation

SEGA® Corporation is a worldwide leader in interactive entertainment both inside and outside the home, encompassing consumer business, amusement machine sales and amusement center operations. The company develops, publishes and distributes interactive entertainment software products for a variety of hardware platforms including PC, wireless devices, and those manufactured by Nintendo, Microsoft and Sony Computer Entertainment Inc. SEGA® Corporation’s Web site is located at http://sega.jp.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2006.

# # #

Exhibit 99.3
FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 3518-1107
brad.miller@gigamedia.com.tw

GigaMedia to Report First-Quarter 2007

Financial Results on May 22

TAIPEI, Taiwan, April 30, 2007 – GigaMedia Limited (“GigaMedia” or the “Company”) (NASDAQ: GIGM) will report the Company’s first-quarter 2007 financial results on Tuesday, May 22, 2007 before the market opens.

Management will hold an investor webcast on May 22, 2007 at 8:00 a.m. Eastern Daylight Time, which is 8:00 p.m. Taipei/Hong Kong Time on May 22, 2007, to discuss the Company’s first-quarter 2007 performance. A link to the live and archived webcast will be available at www.gigamedia.com.tw.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops and licenses software for online gaming. GigaMedia also operates online casual games businesses including FunTown, a leading Asian casual games portal in Taiwan and the world’s largest online MahJong game site in terms of revenue, and T2CN, a leading online casual sports game operator in China. GigaMedia also operates a broadband ISP providing Internet access services to consumers and corporate subscribers in Taiwan. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2006.

# # #

Exhibit 99.4
FOR IMMEDIATE RELEASE	For further information contact:
Brad Miller, Investor Relations Director
Country/City Code 8862 Tel: 3518-1107
brad.miller@gigamedia.com.tw

Prominent Entertainment Industry Executive

Joins GigaMedia

TAIPEI, Taiwan, April 20, 2007 – GigaMedia Limited (“GigaMedia” or the “Company”) (NASDAQ: GIGM) announced today the appointment of Samuel Chou, a renowned entertainment industry executive, as head of online games and entertainment for GigaMedia.

Mr. Chou joins GigaMedia with more than 20 years experience in the entertainment and advertising industries and a distinguished record of developing strong brands and driving strong growth.

Mr. Chou was chairman and chief executive officer of Warner Music for the Greater China Region from 2004 to 2006. Prior to that, Mr. Chou was managing director of Warner Music in Taiwan, where he built Warner Music into the number one record label, quadrupling their market share and tripling their profitability. While at Warner Music, Mr. Chou was selected by Time Magazine as one of five “People to Watch in International Business.” Mr. Chou was also previously the chairman of the International Federation of the Phonographic Industry in Taiwan.

“We are tremendously excited to welcome such an accomplished industry leader to our team,” stated GigaMedia Chief Executive Officer Arthur Wang. “Samuel has been a major force in defining the entertainment experience in Asia for over a decade and we look to his leadership as we grow our online entertainment platform across the region.”

“Samuel has repeatedly proven his understanding of what is relevant to our target audience,” explained Giga CEO Arthur Wang. “And he will be key in helping us shape the most meaningful online offering – games and other forms of online community, expression and entertainment – which have now claimed primacy over traditional media.”

As chief executive officer and president of online games and entertainment at GigaMedia, Mr. Chou will have overall responsibility for the Company’s rapidly expanding online games and other online entertainment operations throughout Asia.

“I am thrilled to join such a strong company with such exciting growth potential,” stated Samuel Chou. “I look forward to working with the team and leading GigaMedia through a period of significant and sustained growth and product success.”

Mr. Chou joins GigaMedia from AsiaMuse Entertainment Group, a leading independent content and media group with services in key markets including recorded music, artist management, music portals, corporate communications, and television and media buying.

Samuel Chou earned his Master of Business Administration degree from the prestigious National Jiao Tung University in Taiwan and his Bachelor of Arts degree from National Taiwan University.

About GigaMedia

GigaMedia Limited (Singapore registration number: 199905474H) is a major provider of online entertainment software and services. GigaMedia develops software for online entertainment services, including the global online gaming market. GigaMedia’s FunTown game portal is a leading Asian casual games portal and the world’s largest online MahJong game site in terms of revenue. GigaMedia also operates a broadband ISP providing Internet access services to consumers and corporate subscribers in Taiwan. More information on GigaMedia can be obtained from www.gigamedia.com.tw.

The statements included above and elsewhere in this press release that are not historical in nature are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. GigaMedia cautions readers that forward-looking statements are based on the Company’s current expectations and involve a number of risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Information as to certain factors that could cause actual results to vary can be found in GigaMedia’s Annual Report on Form 20-F filed with the United States Securities and Exchange Commission in June 2006.

# # #